NEWS RELEASE

 RepliCel Provides Corporate Update

Company Focus on Transformational Milestones

Vancouver, BC, Canada – November 28, 2022 - RepliCel Life Sciences Inc. (TSXV: RP) (OTCPK: REPCF) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to provide the following corporate update.

Dear Shareholders and Stakeholders,

RepliCel is pleased to announce that Andrew Schutte has accepted the role of President and CEO. Mr. Schutte has served as a Director and been a member of both the Science and Operations Committees since 2018.

“Many of us at the company have revolved our lives around ensuring these products get to market,” Schutte stated. “RepliCel can transform the quality of life for patients by creating a functional cure for hair loss, providing treatment for UV damaged aging skin, and treating chronic tendinosis. I also believe the company is poised for success in 2023, and executing on our milestones holds the promise to create immense shareholder value. RepliCel’s treatments can validate regenerative medicine as a panacea for common ailments, which will drive growth across the cell therapy space.”

RepliCel’s current President and CEO has resigned these roles and will work with the Board on an ongoing basis. The Company thanks Mr. Buckler for his past service and ongoing commitment to the Company’s success.

Kevin McElwee, co-founder and Chief Science Officer has agreed to oversee a robust and expanding set of research initiatives. In addition, Ben Austring has been appointed Chief Legal Officer and Operations Manager. “Ben and Kevin are invaluable assets to the company, having worked regularly with them as a member of the Operations and Science Committee. I am excited to continue working with them in my new role,” Schutte stated. “The Operations Committee, comprised of David Hall, Peter Lowry and myself will continue to support day to day operations.”

“The Company is positioned to advance on near term events and revenue generating opportunities which can drive shareholder value.  It is exciting to lead the Company through such a defining period,” Schutte stated.

The Company is happy to provide updates on key areas of focus: RCH-01, DermaPrecise™, Financing, RCT-01, RCS-01, and Research and Development.

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RCH-01

Arbitration with Shiseido – On October 18, 2021 RepliCel filed an arbitration claim seeking Shiseido’s return of the license and all collaboration data and innovations related to its cell therapy treatment for male and female pattern hair loss. On December 21, 2021 the Company announced it had legally terminated the Agreement with Shiseido. RepliCel and Shiseido have submitted their Statement of Claim and Statement of Defense, respectively. A round of procedural orders in November culminated in a  Hearing date having been set for May 29, 2023; a ruling from the tribunal is expected by or before Q4 2023. The company continues to be represented by top international law firm, Aceris Law, and outstanding legal advisors. “With an excellent legal team, a positive resolution to the ongoing proceedings with Shiseido remain a top priority for the company,” Schutte stated.

RCH-01 in Japan – With our understanding of the ASRM regulations in Japan, coupled with the clinical results to date, we believe the product has the necessary clinical and safety profile to pass regulatory clearance. We are preparing for all eventualities in Japan.

RCH-01 Offshore Strategy– RepliCel is progressing the commercialization of RCH-01 and intends to partner with clinics in regions adjacent to the United States. “We believe RCH-01 represents the first major step forward in the treatment for hair loss in nearly a quarter of a century,” Schutte stated. RepliCel has a strong commitment to upholding clinical and manufacturing standards, and fully intends to have third party validation. As agreements materialize, we will update the market accordingly.

RCH-01 in Europe and the United States – RepliCel remains committed to launching RCH-01 in the United States and Europe. Once the ongoing litigation with Shiseido is resolved, RepliCel intends to begin developing the infrastructure to launch next phase clinical trials in the U.S and/or Europe as finances, synergies, and regulatory frameworks permit. “The company remains committed to launching next phase clinical trials in the U.S and Europe at the earliest opportune time,” Schutte stated. “We are eager to incorporate research and development findings into our next phase clinical trials.”

DermaPrecise™

Development – DermaPrecise™ incurred numerous COVID related supply chain difficulties but is now in the final phase of product validation testing. “The Monasterium and Innovacell data illustrate the exciting value proposition of DermaPrecise™: the ability to control for depth, volume and sheer force in a repeatable, time efficient manner while ensuring cell viability,” Schutte stated. This data will allow the company to pursue numerous other indications.

“The Agency for Medical Innovations in Feldkirch, Austria, with our science team, has brought together a multitude of vendors and constructed a world class medical device,” Schutte stated. “We are excited to move from the development phase and focus on commercializing DermaPrecise™.”

RepliCel’s initial targeted indications include the use of corticosteroids for the treatment of alopecia areata, the use of corticosteroids for the treatment of scalp psoriasis and mesotherapy for the treatment of androgenetic hair loss. Other treatments, like platelet rich plasma for the treatment of androgenetic alopecia, are under review.

Regulatory Approval – Once validation testing is completed, which we project will conclude before or during Q2 2023, RepliCel and MainPointe Pharmaceuticals will pursue a 510k approval in the United States and work with our partner YOFOTO to obtain approval in Hong Kong. “Working with two experienced partners will be a game changer as the company continues to pursue near term revenue opportunities.” RepliCel additionally is seeking partners to launch DermaPrecise™ with PMDA approval in Japan. Once the device is approved in major markets, RepliCel will be able to leverage these regulatory approvals to find partners and distributors in other markets around the world.

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Business Development - The Company is engaged in numerous business development conversations, which we expect to accelerate upon the delivery of a final clinical grade prototype. With a validated clinical grade prototype, the company will engage our early adaptor program and ensure the device is well positioned for broad market adaption. Concurrently, the company will pursue additional opportunities for further clinical testing to validate additional device applications.

Financing

As the market is aware, we have raised our financing limit from CAD $800,000CAD to CAD $1,050,000 due to increased demand. “As CEO, I am grateful to be in a position to support our ongoing developments with an investment of more than CAD $400,000, adding substantially to my current holdings,” Schutte stated. RepliCel remains in talks with multiple investors, current and new, and is witnessing increased interest.  “To our shareholders who continue to support us and to the individuals taking their first look at the company we greatly appreciate your belief in RepliCel’s products.”

RCS-01

RepliCel continues to work with clinical advisors and investigators to plan and conduct the next clinical study of RCS-01. A single, successful study could be the basis for a commercial launch of the product in Japan. A well-designed full clinical protocol has now been delivered by the clinical regulatory team and at least two clinical investigators have expressed interest in involving their clinics in the study. A launch of the next-phase clinical study of RCS-01 in Japan will be dependent upon funding being procured from a partner, or as value is unlocked by RCH-01 and DermaPrecise™. RCS-01 is a valuable part of our development pipeline.

RCT-01

RepliCel continues to work with clinical advisors and investigators to plan and conduct the next clinical study of RCT-01 for chronic tendinopathy in Japan. A single, successful study could be the basis for a commercial launch of the product in Japan.  A well-designed clinical protocol synopsis is nearing completion and involves the evaluation of using RCT-01 for the treatment of two different chronic tendinopathies including achilles tendinopathy which was the subject of a successful Phase I study with promising indications of efficacy. A launch of the next-phase clinical study of RCT-01 in Japan will be dependent upon funding being procured from a partner or as value is unlocked by RCH-01 and DermaPrecise™. RCT-01 is a valuable part of our development pipeline.

Research and Development

The ongoing grant-funded research project being conducted at the University of Victoria (UVic) continues to generate data expected to result in near-term patent applications and significant manufacturing innovations for cell production even beyond RepliCel’s therapies.

RepliCel will continue ongoing cell marker research, which is nearing completion and is expected to result in patent applications particularly focused on the dermal sheath cup cells which comprise RepliCel’s RCH-01. Data from the project to-date points to several cell identity markers of significant interest for use in isolating specific cell populations from the tissue biopsy. Potential benefits include optimized manufacturing processes, more consistent product profiles, enhanced product identity assays, stronger patent protections, and correlating sub-populations with the best clinical outcomes.

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RepliCel is engaging other universities and laboratories to begin further research initiatives. “Kevin’s knowledge and vision will drive the development of next generation products” Schutte stated, “With the success of our fundraising efforts and a measure of certainty around our near-term milestones, we are able to expand our research initiatives.”

Respectfully yours,

Andrew Schutte, Incoming President & CEO

R. Lee Buckler, Outgoing President & CEO

David Hall, Board Chairman

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit replicel.com for additional information.

      Notable Facts:

•	RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents.

•
RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

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Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
This press release and the website content linked in it contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding that: the Company has RepliCel has the potential to transform the quality of life for patients by creating a functional cure for hair loss, providing treatment for UV damaged aging skin, and treating chronic tendinosis; the Company is poised for success in 2023, and that executing on its milestones holds the promise to create positive shareholder value; the Company’s treatments can validate regenerative medicine as a panacea for common ailments, which will drive growth across the cell therapy space; the Company is positioned to advance on near term events and revenue generating opportunities which can drive shareholder value with its understanding of the ASRM regulations in Japan, coupled with the clinical results to date, the Company believes that RCH-01 has the necessary clinical and safety profile to pass regulatory clearance; the Company will pursue a 510k approval for its dermal injector device in the United States and work with its partner YOFOTO to obtain approval in Hong Kong; once the dermal injector device is approved in major markets, the Company will be able to leverage these regulatory approvals to find partners and distributors in other markets around the world; a single, successful study of RCS-01 or RCT-01 could be the basis for a commercial launch of the product in Japan; the Company will continue ongoing cell marker research, which is nearing completion and is expected to result in patent applications; the Company will obtain regulatory approval and complete the market launch this year of its dermal injector in the United States and Hong; and that the Company will progress with the development of its portfolio of cell therapy products with the launch of next-stage clinical testing.
These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks that the Company will not complete a financing or raise sufficient funds to complete all of its planned activities; risks related YOFOTO spending the required amounts on RepliCel’s programs and related infrastructure over the next 5 years in Greater China; risk related to YOFOTO paying CAD$4.5M in milestone payments and sales royalties; risks that the Company’s products may not perform as, or have the benefits, expected; risks that the Company’s products may not be accepted and adopted by the public; the risk that the Company will not obtain FDA approval and/or CE mark clearance for its injector device as anticipated or at all; the risk that there will be delays enrolling clinical trial participants or commencing any clinical or research programs as anticipated or at all; the risk that the Company will receive negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risk that the Company may not obtain any further data from Shiseido; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

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